SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 1 )*

                             KASPER A.S.L., LTD.
---------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 485808109
              ------------------------------------------------
                               (CUSIP Number)

                              October 21, 1998
              ------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    |X|Rule 13d-1(b)

                    | |Rule 13d-1(c)

                    | |Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 485808109                 13G


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)


          WHIPPOORWILL ASSOCIATES, INC.
          13-3595884


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (see instructions)     (b)  [ ]

3   SEC USE ONLY

4   CITZENSHIP OR PLACE OF ORGANIZATION
    Delaware


  NUMBER OF      5  SOLE VOTING POWER
                    -0-
   SHARES

 BENEFICIALLY    6  SHARED VOTING POWER
                    1,352,909
OWNED BY EACH

 REPORTING       7  SOLE DISPOSITIVE POWER
                    -0-
PERSON WITH:

                 8  SHARED DISPOSITIVE POWER
                    1,352,909


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,352,909


10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                  [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    19.9%


12  TYPE OF REPORTING PERSON (See Instructions)
    IA, CO

     This Amendment No. 1 amends the statement on Schedule 13G (the "Original Schedule 13G") filed by Whippoorwill Associates, Inc. ("Whippoonwill") on February 17, 1998, with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Kasper A.S.L., Ltd., and is being filed pursuant to Rule 13d-2(c) under the Act. The Common Stock reported in this Statement as beneficially owned by Whippoorwill is held in Whippoorwill's client accounts and the filing of this Schedule 13G shall not be construed as an admission that Whippoorwill is, for purposes of
Section 13 of the Act, the beneficial owner of such securities.

     Item 4 of the Schedule 13G is amended to read in its entirety as follows:

     Item 4. Ownership
             ---------

     (a) Amount Beneficially Owned: 1,352,909 shares

     (b) Percent of Class: 19.9%

     (c) Number of shares as to which the person has:

          (i) sole power to vote or to direct the vote: -0-

          (ii) shared power to vote or to direct the vote: 1,352,909

          (iii) sole power to dispose or to direct the disposition of: -0-

          (iv) shared power to dispose or to direct the disposition of:
               1,352,909

                                 SIGNATURE
                                 ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          November 10, 1998
                                     --------------------------------------
                                                (DATE)

                                     WHIPPOORWILL ASSOCIATES, INC.


                                     By: /s/Pamela S. Lawrence
                                    ---------------------------------------
                                            Pamela S. Lawrence
                                            Managing Director